EXHIBIT H


                       FORM OF NOTICE OF PROPOSED TRANSACTIONS


          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-       ; 70       )

          Filings Under the Public Utility Holding Company Act of 1935
          ("Act").

          Interstate Energy Corporation ("Interstate")
          IES Utilities Inc. (the "Company")
          Notice of Proposal to Issue and Sell Debt Securities

          October ___, 1998


                    Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

                    Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                          *       *       *       *       *

          SECTION A.     OVERVIEW

                    The Company, which does business under the name Alliant Utilities, is an Iowa corporation and a wholly-owned subsidiary of Interstate, a registered holding company under the Act. The Company proposes, from time to time through December 31, 2000, to:

                    (i) issue and sell one or more series of Collateral Trust Bonds of the Company (the "Collateral Trust Bonds");

                    (ii) issue and sell one or more series of Senior
               Unsecured Debentures of the Company (the "Senior
               Debentures");

                    (iii) issue and sell one or more series of Unsecured Subordinated Debt Securities of the Company (the "Subordinated Debentures"); and

                    (iv) enter into arrangements for the issuance and sale
               of one or more series of tax-exempt bonds (the "Tax-Exempt Bonds", and, together with the Collateral Trust Bonds, the Senior Debentures and the Subordinated Debentures, the "Debt Securities") for the financing of certain pollution control facilities, including without limitation sewage and solid waste disposal facilities and air and water pollution control facilities that have not heretofore been the subject of such financing or for the refinancing of outstanding tax-exempt bonds issued for that purpose, including the possible issuance and pledge of one or more new series of bonds ("Tax-Exempt Collateral Bonds") as collateral security for such Tax-Exempt Bonds.

                    The aggregate principal amount of the Debt Securities shall not exceed $200 million (such amount excludes the principal amount of the Tax-Exempt Collateral Bonds). Each of the proposed transactions is discussed in detail below.

                    The Company was incorporated under the laws of the State of Iowa on May 25, 1925 as Iowa Railway and Light Corporation. The name of the Company was changed to Iowa Electric Light and Power Company in 1932. The Company is the surviving corporation following a merger with Iowa Southern Utilities Company on December 31, 1993. It was eventually renamed IES Utilities Inc. on December 31, 1993. The Company became a wholly-owned subsidiary of Interstate as a result of the combination of WPL Holdings, Inc. ("WPLH"), IES Industries Inc. and Interstate Power Company (the "Transaction"), pursuant to which the Company became a subsidiary of WPLH, the surviving corporation of the Transaction, which was renamed Interstate.
          The Transaction was approved by Order 35-26856 of the Commission on April 14, 1998 in File No. 70-8891. The Company operates solely within the State of Iowa.

          SECTION B.     COLLATERAL TRUST BONDS

                    The Collateral Trust Bonds will be issued under the Company's Indenture of Mortgage and Deed of Trust, dated as of September 1, 1993, to The First National Bank of Chicago, as trustee, as amended and supplemented and as proposed to be further supplemented by additional supplemental indenture(s), each relating to one or more new series of Collateral Trust Bonds (the "1993 Indenture").

                    The Collateral Trust Bonds will be secured primarily by
          (i) first mortgage bonds issued under the Company's Indenture of Mortgage and Deed of Trust, dated as of August 1, 1940 (as amended and supplemented, the "1940 Indenture"), to The First National Bank of Chicago, as trustee, and delivered to the trustee under the 1993 Indenture; (ii) first mortgage bonds issued under the Company's Indenture or Deed of Trust, dated as of February 1, 1923 (as amended and supplemented, the "1923 Indenture"), to The Northern Trust Company (The First National Bank of Chicago, successor) and Harold H. Rockwell (Richard D. Manella, successor), as trustees, and delivered to the trustee under the 1993 Indenture; and (iii) the lien of the 1993 Indenture on the Company's properties used in the generation, purchase, transmission, distribution or sale of electric energy by the Company, or in the manufacture of manufactured gas, or in the purchase, transportation, distribution or sale of steam and hot water, which lien is junior to the liens of the 1940 Indenture and the 1923 Indenture.

                    Each new series of Collateral Trust Bonds will be sold at such price, bear interest at such rate or rates, and mature on such date or dates as shall be determined at the time of sale or when the agreement to sell is entered into, as the case may be. No series of Collateral Trust Bonds will be issued at rates in excess of the lower of 15% per annum or those rates generally obtainable at the time of pricing for sales of mortgage bonds having the same or reasonably similar maturities, issued by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features. The price, exclusive of accrued interest, to be paid to the Company for each new series of Collateral Trust Bonds to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount thereof. Each series of Collateral Trust Bonds will mature not later than 30 years from the day of issuance.

                    One or more new series of Collateral Trust Bonds may include provisions for redemption prior to maturity at various percentages of the principal amount thereof and may include restrictions on optional redemption for a given number of years. In addition, one or more series of Collateral Trust Bonds may include provisions for the mandatory retirement of some or all of such series prior to maturity.

          SECTION C.     SENIOR DEBENTURES

                    The Senior Debentures will be issued under the Company's Indenture (For Senior Unsecured Debt Securities), dated as of August 1, 1997, to The First National Bank of Chicago, as trustee, as amended and supplemented and as proposed to be further supplemented by additional supplemental indenture(s), each relating to one or more new series of Senior Debentures.

                    The Senior Debentures will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company.

                    Each series of Senior Debentures will be sold at such price, will bear interest at such rate(s) and will mature on such date(s) as shall have been be determined at the time of sale. Senior Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed the lower of 15% or rates generally obtainable at the time of pricing for sales of debentures having the same or reasonably equivalent maturity, issued by companies of comparable credit quality and having reasonably similar terms, conditions and features. As to series of Senior Debentures having an adjustable interest rate, the initial interest rate for such series will be negotiated by the Company and the purchasers of such series and will be based on the current market rate for comparable debentures.
          Thereafter, the interest rate on such Senior Debentures would be adjusted according to a pre-established formula or method of determination or will be that rate which, when set, would be sufficient to remarket the Senior Debentures of such series at their principal amount.

                    One or more series of Senior Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

          SECTION D.     SUBORDINATED DEBENTURES

                    The Subordinated Debentures will be issued under the Company's Indenture (For Unsecured Subordinated Debt Securities), dated as of December 1, 1995, to The First National Bank of Chicago, as trustee, as amended and supplemented and as proposed to be further supplemented by additional supplemental indenture(s), each relating to one or more new series of Subordinated Debentures.

                    The Subordinated Debentures will be unsecured, subordinated obligations of the Company. The indenture relating the Subordinated Debentures provides that payment of the principal of, premium, if any, and interest on Subordinated Debentures is subordinated and subject in right or payment to the prior payment in full of all senior indebtedness of the Company.

                    Each series of Subordinated Debentures will be sold at such price, will bear interest at such rate(s) and will mature on such date(s) as shall have been be determined at the time of sale. Subordinated Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed the lower of 15% or rates generally obtainable at the time of pricing for sales of debentures having the same or reasonably equivalent maturity, issued by companies of comparable credit quality and having reasonably similar terms, conditions and features. As to series of Subordinated Debentures having an adjustable interest rate, the initial interest rate for such series will be negotiated by the Company and the purchasers of such series and will be based on the current market rate for comparable debentures. Thereafter, the interest rate on such Subordinated Debentures would be adjusted according to a pre-established formula or method of determination or will be that rate which, when set, would be sufficient to remarket the Subordinated Debentures of such series at their principal amount.

                    One or more series of Subordinated Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

          SECTION E.     GENERAL MATTERS RELATING TO COLLATERAL TRUST
                         BONDS, SENIOR DEBENTURES AND SUBORDINATED
                         DEBENTURES

                    The Company anticipates that the issuance and sale of each series of Collateral Trust Bonds, Senior Debentures and Subordinated Debentures will be by means of competitive bidding or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advance marketing effort and/or the best available terms.

                    Sale(s) of Collateral Trust Bonds, Senior Debentures and Subordinated Debentures are separate transactions not contingent upon one another.

                    The Company proposes to use the net proceeds derived from the issuance and sale of Collateral Trust Bonds, Senior Debentures and Subordinated Debentures for general corporate purposes, including without limitation the conduct of its business as a utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities prior to their stated maturity or due date. The Company's request for authorization for such sales is in part to provide the flexibility to permit a quick response to changing market conditions if it becomes beneficial for the Company to refinance, refund, or otherwise acquire outstanding high cost securities.

          SECTION F.     TAX-EXEMPT BONDS AND RELATED TRANSACTIONS

                    Each issue of the proposed pollution control revenue bonds will be issued for the financing or refinancing of the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of the Company generating plants or other facilities located in various counties. It is proposed that each such municipality, county or the otherwise appropriate public or state body or instrumentality (the "Authority") will issue its revenue bonds (the "Tax-Exempt Bonds") to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its jurisdiction (the "Project"). Each Authority is authorized by relevant state law to issue its Tax-Exempt Bonds for such purposes.

                    While the actual amount of Tax-Exempt Bonds to be issued by each Authority has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.

                    The Company proposes to enter into a Loan or Installment Sale Agreement with the Authority relating to each issue of the Tax-Exempt Bonds (the "Agreement"). Under the Agreement, the Authority will loan to the Company the proceeds of the sale of the Authority's Tax-Exempt Bonds, and the Company may issue a non-negotiable promissory note therefor (the "Note"), or the Authority will undertake to purchase and sell the related Project to the Company. The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to the Company. Such proceeds will be deposited with a trustee (the "Trustee") under an indenture to be entered into between the Authority and such Trustee (the "Trust Indenture"), pursuant to which such Tax-Exempt Bonds are to be issued and secured, and will be applied by the Company to payment of the Cost of Construction (as defined in the Agreement) of the Project or to refund outstanding pollution control revenue obligations.

                    The Note or the Agreement will provide for payments to be made by the Company at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on the related Tax-Exempt Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

                    The Agreement will provide for the assignment to the Trustee of the Authority's interest in, and of the moneys receivable by the Authority under, the Agreement and the Note.

                    The Agreement will also obligate the Company to pay the fees and charges of the Trustee and may provide that the Company may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement or the Note, including interest thereon, in whole or in part, such payment to be sufficient to redeem or purchase outstanding Tax-Exempt Bonds in the manner and to the extent provided in the Trust Indenture.

                    The Trust Indenture will provide that the Tax-Exempt Bonds issued thereunder will be redeemable (i) at any time on or after a specified date from the date of issuance, in whole or in part, at the option of the Company, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) in whole, at the option of the Company, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related Project, its destruction or damage beyond practicable or desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and the Company determines to discontinue operation thereof, such redemption of all such outstanding Tax-Exempt Bonds to be at the principal amount thereof plus accrued interest, but without premium. It is proposed that the Tax-Exempt Bonds will mature not more than 30 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Tax-Exempt Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Tax-Exempt Bonds prior to maturity.

                    The Trust Indenture and the Agreement may give the holders of the Tax-Exempt Bonds the right, during such time as the Tax-Exempt Bonds bear interest at a fluctuating rate or otherwise, to require the Company to purchase the Tax-Exempt Bonds from time to time, and arrangements may be made for the remarketing of any such Tax-Exempt Bonds through a remarketing agent. The Company also may be required to purchase the Tax-Exempt Bonds, or the Tax-Exempt Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Tax-Exempt Bonds may be effectively converted to a higher variable or fixed rate, and the Company also may be required to indemnify the bondholders against any other additions to interest, penalties, and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Act, but rather possible additional terms of the Tax-Exempt Bonds and the Company's obligations with respect thereto.

                    It is contemplated that the Tax-Exempt Bonds will be sold by the Authority pursuant to arrangements with one or more purchasers, placement agents or underwriters. In accordance with applicable state laws, the interest rate to be borne by the Tax-Exempt Bonds will be approved by the Authority and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate. While the Company may not be party to the purchase, placement or underwriting arrangements for the Tax-Exempt Bonds, such arrangements will provide that the terms of the Tax-Exempt Bonds and their sale by the Authority shall be satisfactory to the Company. Bond Counsel will issue an opinion that, based upon existing law, interest on the Tax-Exempt Bonds will generally be excludable from gross income for federal income tax purposes. The Company has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Tax-Exempt Bonds to be approximately one to three percentage points lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.

                          *       *       *       *       *

                    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                             Jonathan G. Katz
                                             Secretary